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LIVE NOT BY LIES!
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livenotbyliesseries

livenotbyliesseries The battle for truth has just begun.

See how the New York Times Bestseller "Live Not By Lies" by Rod Dreher will come to life in a new multi-part documentary series by clicking the link in bio.

#livenotbyliesseries #documentary #angelstudios

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AUGUST 8

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Dr Jordan B Peterson
@jordanbpeterson
My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.
TRUTH
LIVE NOT BY LIES!
A CINEMATIC, MOVING, AND EDUCATIONAL SERIES THAT ENCOURAGES HOPE AND INSPIRATION AMIDST OUR CONTEMPORARY STRUGGLES.
ANGEL
invest.angel.com
Express Interest in Live Not By Lies
Rod Dreher will walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world ...
7:36 PM · Jul 28, 2023 · 250K Views
130 Retweets 6 Quotes 722 Likes 20 Bookmarks

livenotbyliesseries ···

livenotbyliesseries Rod Dreher's book, "Live Not By Lies" is a New York Times Bestseller, and the series already has support from influential voices like Dr. Jordan Peterson.

Click the link in bio to learn more about how you can help support this docuseries.

4w

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44 likes

AUGUST 15

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but they'll know history and learn from history









livenotbyliesseries
Original audio

livenotbyliesseries "It is vital that we get this eyewitness testimony on camera so people in our country will not forget history..."

To learn more about the Live Not By Lies docuseries, click the link in bio.

#livenotbyliesseries #documentary #history

3w



mick.i.sue Phenomenal book. Was so excited to see this project!!!!!



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131 likes
AUGUST 17

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TOTALITARIANISM:
A SYSTEM OF GOVERNMENT THAT IS CENTRALIZED AND DICTATORIAL AND REQUIRES COMPLETE SUBSERVIENCE TO THE STATE.

livenotbyliesseries ...

livenotbyliesseries Learn more about how you can help bring history to life and allow these survivors of totalitarianism stories to be told by clicking the link in bio.

#livenotbylies #documentary

3w

gone_ballistic So basically, democrats

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69 likes

AUGUST 19

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and I'm the director of the
Live Not by Lies documentary series.

livenotbyliesseries
Original audio

livenotbyliesseries "Right now, people are afraid of what they think; they're afraid to stand up for the truth."

Click the link in bio to learn more about the Live Not By Lies series and how you can help bring these stories to life.

3w

sisgrows 🔥👏👏
1w Reply

inniman Bravo 👏
1w Reply

grma_minion_marti It's not just Soviet Communism, though! The evil ccp has/is still committed just as much or more Death and Control, and is probably the most severe threat to Freedom's Existence!! Under the current Shite show excuse for an American administration, and severely compromised and scaled-back military preparedness, I shudder to think what might happen.....Bless you All for Telling and Showing the Truth !!!!!😇😇😇🇺🇸🇺🇸🇺🇸
1w Reply

aclower Mine was the 94th like of this message. It should be the 94 millionth. 👏
2w 5 likes Reply

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smallfrey1213 I don't see the link, but there's many of us out here! I've been begging for people to stand with me for the innocent who can't defend themselves. Like the unborn

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AUGUST 21

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Learn more about how you can help bring history to life and allow these survivors of totalitarianism stories to be told by going to angel.com/live

#livenotbylies #documentary

TOTALITARIANISM:

A SYSTEM OF GOVERNMENT THAT IS CENTRALIZED AND DICTATORIAL AND REQUIRES COMPLETE SUBSERVIENCE TO THE STATE.

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"It is vital that we get this eyewitness testimony on camera so people in our country will not forget history..."

To learn more about the Live Not By Lies docuseries, visit angel.com/live!

#livenotbyliesseries #documentary #history



so people in our country will not forget history

 

 **Live Not by Lies**
August 15 at 10:15 AM · 🌐

Rod Dreher's book, "Live Not By Lies" is a New York Times Bestseller, and the series already has support from influential voices like Dr. Jordan Peterson.

Learn more about how you can help support this docuseries by going to angel.com/live



 **Dr Jordan B Peterson** ✓
@jordanbpeterson

My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

TRUTH

LIVE NOT BY LIES!

A CINEMATIC, MOVING, AND EDUCATIONAL SERIES THAT ENCOURAGES HOPE AND INSPIRATION AMIDST OUR CONTEMPORARY STRUGGLES.

ANGEL

invest.angel.com
Express Interest in Live Not By Lies
Rod Dreher will walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world ...

7:36 PM · Jul 28, 2023 · **250K** Views

130 Retweets   **6** Quotes   **722** Likes   **20** Bookmarks

    

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 **Kevin Hagen**
I loved the book!
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 **Live Not by Lies**
August 8 · 🌐

The battle for truth has just begun.

See how the New York Times Bestseller "Live Not By Lies" by Rod Dreher will come to life in a new multi-part documentary series at invest.angel.com/live!

#livenotbyliesseries #documentary #angelstudios



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 **Wendal Smiff**
Yup people better woke bs fast ,America is going down faster than any country in the history of the world

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 **Wendal Smiff**
Better wake up to the woke bs fast I meant ,sorry

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 **Live Not by Lies** was live.
August 10 · 🌐

Join us for a livestream about Live Not By Lies, Angel Studios' new docu-series. We'll sit down with the filmmakers, talk about the book with author Rod Dreher that inspired it all, what our talented Director and Producer have worked on in the past, and the goals of this timely project. We'll go live on August 10 at 6pm MT. Tune in to learn all about this vitally important upcoming series!

*Disclosure: Live Not By Lies is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.



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Live Not by Lies
Welcome to Live Not By Lies livestream!

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 **Maria Tedesco**
Live Not by Lies Omg I grew up there during communism. I thought it was history and my kids would only learn about communism form tv. Now after I came to US for freedom my kids are forced to live like I did. There are lots of us here who escaped CZ af... **See more**

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 **Live Not by Lies** was live.
August 17 at 5:56 PM · 🌐

···

Meet the man behind the project, Rod Dreher! Join us this Thursday at 6pm MT/8pm ET as we explore the message Live Not By Lies shares for our modern times. Learn how this special docuseries will tell the stories of those who have experienced totalitarianism firsthand and how their stories of resistance to lies can help us in today's world.

*Disclosure: Live Not By Lies is "testing the waters" to gauge investor interest in an offering of securities under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.



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 **Live Not by Lies** 👤
Welcome! You can learn more about Live Not By Lies by going to:
https://invest.angel.com/**Live Not by Lies**

   INVEST.ANGEL.COM
Angel Funding - Invest in stories that amplify light   ⓘ

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 **Marcia Szal Haragos**
Live Not by Lies This is what I try to explain to my adult daughters when they tell me communism is no more. We are taking a trip to Poland and I would love to talk with ppl who lived under this regime to let my girls know what it was like.

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 **Live Not by Lies** was live.

20h · 🌐



Join us on Monday, September 11th, at 6 pm, MT, for a special announcement for the crowdfund opening for "Live Not By Lies," an upcoming docuseries that gives voice to the living survivors of the USSR and their call for people of faith to lead the charge in standing up against oppression. We will hear from esteemed guests Pastor Darren Tyler and author Carl Trueman. Learn how you can support this upcoming series at https://invest.angel.com/live

Disclosure: Live Not By Lies has entered into a Campaign Booster and Loan Agreement with Angel Studios, Inc. and granted Angel Studios an option to distribute its show as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the television/film production and advertising space while {project} is trying to raise money to fund the production of the show. If Angel Studios exercises the option to distribute the Live Not By Lies show, Angel Studios will share in the revenues generated by the show.



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 **Live Not by Lies** 👥
Thank you for joining us for our livestream. Feel free to ask your questions for the Live Not By Lies team in the comments!

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Live Not By Lies: The Series @livenotbyseries · Aug 21

"Right now, people are afraid of what they think; they're afraid to stand up for the truth."

Go to angel.com/live to learn more about the Live Not By Lies series and how you can help bring these stories to life.



0:02 / 1:13

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Live Not By Lies: The Series @livenotbyseries · Aug 19

Learn more about how you can help bring history to life and allow these survivors of totalitarianism stories to be told by going to angel.com/live

#livenotbylies #documentary

TOTALITARIANISM:

A SYSTEM OF GOVERNMENT THAT IS CENTRALIZED AND DICTATORIAL AND REQUIRES COMPLETE SUBSERVIENCE TO THE STATE.

  3  3  38



Live Not By Lies: The Series @livenotbyseries · Aug 17

"It is vital that we get this eyewitness testimony on camera so people in our country will not forget history..."

To learn more about the Live Not By Lies docuseries, visit angel.com/live!

#livenotbyliesseries #documentary #history



but they'll know history and learn from history

0:43

 1    1    24   



Live Not By Lies: The Series @livenotbyseries · Aug 15 ···

Rod Dreher's book, "Live Not By Lies" is a New York Times Bestseller, and the series already has support from influential voices like Dr. Jordan Peterson.

Learn more about how you can help support this docuseries by going to angel.com/live



 Dr Jordan B Peterson ✔ ···
@jordanbpeterson

My friend @roddreher is transforming his NYT bestselling book LIVE NOT BY LIES into a docuseries with @AngelStudiosInc.
Visit angel.com/live and help spread the word.
A blow against the resurgence of the radical left.

TRUTH

LIVE NOT BY LIES!

A CINEMATIC, MOVING, AND EDUCATIONAL SERIES THAT
ENCOURAGES HOPE AND INSPIRATION AMIDST OUR
CONTEMPORARY STRUGGLES.

ANGEL
STUDIOS

invest.angel.com
Express Interest in Live Not By Lies
Rod Dreher will walk us through the streets of 20th century Soviet terror and
interview the men and women who survived the deadliest century the world ...

7:36 PM · Jul 28, 2023 · **250K** Views

130 Retweets   **6** Quotes   **722** Likes   **20** Bookmarks

            

    2    2    33



Live Not By Lies: The Series @livenotbyseries · Aug 8

The battle for truth has just begun.

See how the New York Times Bestseller "Live Not By Lies" by Rod Dreher will come to life in a new multi-part documentary series at invest.angel.com/live!

#livenotbyliesseries #documentary #angelstudios



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